SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Novell, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670006105
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)    [x]
                (b)    [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
11,894,134

8.SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
11,894,134

10.   SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,894,134

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)    [x]
                (b)    [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
0

10.    SHARED DISPOSITIVE POWER
12,805,866

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,805,866

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)    [x]
                (b)    [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
12,805,866

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,805,866

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Novell, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of March 23, 2011 and amends and supplements the Schedule 13D filed on February 12, 2010, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott individually beneficially owns 11,894,134 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  The 11,894,134 shares of Common Stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,805,866 shares of Common Stock, which constitute 3.6% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 24,700,000 shares of Common Stock constituting 7.0% of all of the outstanding shares of Common Stock, and an economic interest in additional 1.5% of the outstanding shares of Common Stock as further described in Item 6 below.

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On November 21, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Attachmate Corporation, a Washington corporation (“Parent”), and Longview Software Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving as the wholly owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”).  A copy of the Merger Agreement was filed on November 22, 2010 by the Issuer on Form 8-K/A with the Securities and Exchange Commission and is publicly available at www.sec.gov.

In connection with the Merger, Elliott and Elliott International have entered into a second Equity Commitment Letter (the “March 2011 Equity Commitment Letter”), pursuant to which each of Elliott and Elliott International have agreed to contribute additional shares of Common Stock to Wizard Parent, LLC, a Delaware limited liability company and the ultimate parent of the Parent (“Wizard Parent”), equal to its pro rata portion (as described in the Equity Commitment Letter) of a number of shares of Common Stock which shall, in the aggregate, be equal to the quotient of (i) $8,529,411.76, divided by (ii) the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of the March 2011 Equity Commitment Letter), subject to the terms and conditions set forth in the March 2011 Equity Commitment Letter (the “March 2011 Contribution Obligation”).  Elliott and Elliott International have agreed to the March 11 Contribution Obligation in connection with the acquisition of certain patent rights as described in the March 2011 Equity Commitment Letter, which acquisition is expected to be funded through a combination of equity investment and debt, with a maximum aggregate equity investment of $50 million.  In exchange for its contribution, each of Elliott and Elliott International shall receive additional equity securities of Wizard Parent in the amounts, and providing for the rights, contemplated by that certain Interim Sponsor Agreement (the “Sponsors Agreement”), dated as of November 21, 2010 (it being understood that the March 2011 Contribution Obligation shall result in a pro rata increase in the equity securities to be issued in accordance with such Sponsor Agreement).

The above description of the March 2011 Equity Commitment Letter is qualified in its entirety by the March 2011 Equity Commitment Letter, a copy of which is attached hereto as Exhibit I, which is incorporated herein by reference.  The Sponsor Agreement has previously been filed with this Schedule 13D as Exhibit D and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) with respect to 2,087,558 and 3,131,338 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 0.9% of the shares of Common Stock of the Issuer, respectively).  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in Item 4 and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – March 2, 2010 Letter to the Issuer’s Board of Directors (previously filed)

Exhibit C – Equity Commitment Letter (previously filed)

Exhibit D – Interim Sponsors Agreement (previously filed)

Exhibit E – Investment Agreement (previously filed)

Exhibit F – Guarantee (previously filed)

Exhibit G – Side Letter (previously filed)

Exhibit H – Voting Agreement (previously filed)

Exhibit I – March 2011 Equity Commitment Letter

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 23, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT I

Elliott Management
712 Fifth Avenue
New York, NY 10019

March 18, 2011

Attachmate Corporation
1500 Dexter Ave. N.
Seattle, WA 98109
Attention:  General Counsel

Ladies and Gentlemen:

Attachmate Corporation, a Washington corporation (the “Company”), has informed us that it or one of its affiliated designees, which shall be Wizard Parent (as defined below), Wizard Holding Corporation, a Delaware corporation, or one of their respective wholly-owned subsidiaries (the “Patent Purchaser”) proposes to acquire the Patent Allocation (as defined in that certain Patent Purchase Agreement (the “PPA”), dated as of the date hereof, by and among the Company, Microsoft Corporation, a Washington corporation and Microsoft Licensing, GP, a Nevada General Partnership), pursuant to the PPA.  Capitalized terms used and not otherwise defined in this letter agreement (this “Agreement”) shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger, dated as of November 21, 2010 (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), among the Company, Longview Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Attachmate, and the Company.

We are pleased to advise you that Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (each, an “Investor” and collectively, the “Investors”), are committed, on the terms and conditions set forth in this Agreement, to provide on a timely basis to the Patent Purchaser, through a contribution to Wizard Parent, LLC, a Delaware limited liability company and the ultimate parent company of the Patent Purchaser (“Wizard Parent”), a number of shares of Company Common Stock that is, in the aggregate, equal to the quotient of (i) $8,529,411.76, divided by (ii) the Merger Consideration (as the Merger Consideration may be increased by any amendment to the Merger Agreement or otherwise following the date of this Agreement) (the “Patent Contribution Obligation”) for the purpose of consummating the acquisition of the Patent Allocation in accordance with the terms of the PPA, in exchange for equity securities of Wizard Parent in the amounts, and providing for the rights, contemplated by that certain Interim Sponsor Agreement (the “Sponsors Agreement”), dated on or about the date hereof, among the Investors, the other Equity Investors and certain of their affiliates (it being understood that the Patent Contribution Obligation shall result in a pro rata increase in the equity securities to be issued in accordance with such Sponsor Agreement).  The Patent Contribution Obligation contemplated by this agreement s in addition to the Investors’ commitment pursuant to that certain letter agreement, dated as of November 21, 2010, by and among the Investors and Attachmate (the “Existing Commitment Letter”).  To the extent it will be possible to consummate the acquisition of the Patent Allocation with the Sponsors (as defined in the Sponsors Agreement) contributing less than

Attachmate Corporation
March 18, 2011

$50,000,000 in the aggregate, the Sponsors may, by the consent of Sponsors providing a majority of the aggregate commitments being provided on the date hereof in connection with the acquisition of the Patent Allocation, reduce the amount of each Sponsor’s Patent Contribution Obligation on a pro rata basis; provided, that no such reduction shall be applied in connection with adding an additional source of Sponsor financing without the consent of the Investors.  Each Investor may make the Patent Contribution Obligation through one or more of its Affiliated funds to be designated by it, provided that any such designation shall not relieve such Investor of its obligations hereunder. The Investors’ commitment is conditioned upon (a) the prior fulfillment (and not the waiver, unless such waiver is provided with the Investors’ prior written consent, in their sole discretion) in accordance with the terms and conditions of each and all of the conditions precedent to Attachmate’s obligations to consummate the acquisition of the Patent Allocation under the PPA, (b) the prior or concurrent fulfillment or waiver in accordance with the terms and conditions of each and all of the conditions precedent to the obligations of the Investors under the Existing Commitment Letter and (c) the absence of any Law or Order or action taken by any Governmental Entity of competent jurisdiction enjoining or otherwise prohibiting the transactions contemplated  by this Agreement.  There are no conditions to the Contribution Obligations other than the conditions set forth in this paragraph.  Each Investor hereby confirms that the funds necessary to fulfill its obligations under this Agreement are available to it and reserved solely for the purposes hereof and no internal or other approval is required for such Investor to fulfill its obligations hereunder.

This commitment is solely for the benefit of the Patent Purchaser and is not intended (expressly or impliedly) to confer any benefits on, or create any rights in favor of, any other Person.  Nothing set forth herein contains or gives, or shall be construed to contain or to give, any Person other than the Patent Purchaser (including any Person acting in a representative capacity) any remedies under or by reason of, or any rights to enforce or cause the Company to enforce, the commitment set forth herein.

Each Investor reserve the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to assign any portion of its commitment hereunder to one or more of its Affiliates, or to one or more other investors; provided, however, that no assignment hereunder shall relieve such Investor from its obligations hereunder unless and until the actual funding of such assigned portion of such Investor’s commitment effective upon the closing of the Merger.

The Investors’ obligation to fund the Patent Contribution Obligation shall expire on the earliest to occur of (A) the expiration or termination of the Investors’ obligations under the Existing Commitment Letter, (B) the termination of the PPA in accordance with its terms, (C) the date the Investors, their Affiliates or their assigns provide (or cause to be provided) to the Patent Purchaser, through a contribution to Wizard Parent, an aggregate amount equal to the Contribution Obligation, (D) any amendment to or modification or waiver of the PPA not consented to in writing by the Investors, in their sole discretion, (E) the enactment or issuance of any final and non appealable Law or Order or the taking of any other final and non appealable action by any Governmental Entity of competent jurisdiction enjoining or otherwise prohibiting the transactions

Attachmate Corporation
March 18, 2011

contemplated by this Agreement and (F) any claim under or action, claim, suit or proceeding  against any Investor or any Affiliate thereof in connection with this Agreement, the PPA or any transaction contemplated hereby or thereby or otherwise relating thereto.   From and after the expiration of this Agreement in accordance with its terms, none of the Investors, their respective Affiliates, their respective partners, or any of their respective directors, officers, managers, employees or agents, will have any further liability or obligation to any Person as a result of this Agreement.

In no event shall the Investors or any of their Affiliates have any liability hereunder in the event that the PPA is terminated.  Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no Person other than the undersigned shall have any obligation hereunder and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, equity holder, partner, Affiliate or agent of the undersigned or of any of its assignees (other than any assignees hereunder) for any obligations of the undersigned under this Agreement or for any claim based on, in respect of or by reason of any such obligations or their creation.  Under no circumstances shall the Investors be liable to the Company or any other Person for consequential, punitive, exemplary, multiple, special or similar damages, or for lost profits.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware).  Each of the parties hereto

Attachmate Corporation
March 18, 2011

agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

Each party acknowledges and agrees that (a) this Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of each of the Investors under this Agreement are solely contractual in nature.  Notwithstanding anything to the contrary contained in this Agreement, the liability of each Investor hereunder shall be several, not joint and several, based upon its respective Pro Rata Percentage, and no Investor shall be liable for any amounts hereunder in excess of its Pro Rata Percentage of the Contribution Obligation or such lesser amount as may be required to be paid by the Investors.  The “Pro Rata Percentage” of each Investor is as set forth below:

Elliott Associates, L.P.39.00%
Elliott International, L.P.                   61.00%

In consideration of the undersigned’s execution and delivery of this Agreement to you, the Company agrees, whether or not definitive documentation with respect to the contemplated financing is executed, (a) to pay and hold the Investors (and their Affiliates, and their respective directors, partners, officers, employees, agents and advisors) harmless from and against any and all liabilities or losses with respect to or arising out of the PPA, this Agreement, or the execution, delivery, enforcement and performance, or consummation, of the PPA or any of the other agreements and financings and other transactions referred to herein or in any agreements executed in connection herewith, and (b) except as may be limited pursuant to any separate written agreement with Investors, to pay upon receipt of an invoice the costs and expenses of the Investors (including the fees and disbursements of counsel to the Investors) arising in connection with the preparation, execution and delivery of this Agreement and the definitive documentation for the Merger and the

Attachmate Corporation
March 18, 2011

contemplated financing.

This Agreement may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.  The rights of the Company under this Agreement may not be assigned in any manner without the Investors’ prior written consent, in its sole discretion.

*     *     *     *     *

If you are in agreement with the terms of this Agreement, please forward an executed copy of this Agreement to the undersigned.  We appreciate the opportunity to work with you on this transaction.

Yours sincerely,

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its General Partner
By: Braxton Associates, Inc., its General Partner

 By:/s/ Elliot Greenberg
     Elliot Greenberg, Vice President

Elliott International, L.P.

By: Elliott International Capital
Advisors Inc. as Attorney-in-Fact

By:      /s/ Elliot Greenberg
     Elliot Greenberg, Vice President

Accepted and agreed to as of
the date first written above:

ATTACHMATE CORPORATION

By:      /s/         Jeff Hawn
Name:  Jeff Hawn
Title:   CEO/President